EXHIBIT 107.1

Calculation of Filing Fee Tables

Form S-8
(Form Type)

Check Point Software Technologies Ltd.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Ordinary shares, par value NIS 0.01 per share, reserved for issuance pursuant to the Check Point Software Technologies Ltd. Employee Stock Purchase Plan (Non-U.S. Employees), as amended	Rule 457(c) and Rule 457(h)	700,000	$129.893)	$90,923,000	$147.60 per $1,000,000	$13,431.60
Total Offering Amounts					$90,923,000		$13,431.60
Total Fee Offsets							$—
Net Fee Due							$13,431.60

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(1)
Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement shall also cover any additional ordinary shares of the Registrant that become issuable under the Check Point Software Technologies Ltd. Employee Stock Purchase Plan (Non-U.S. Employees), as amended (the “Plan”) by reason of any share dividend, share split, recapitalization or similar transaction effected without the Registrant’s receipt of consideration that would increase the number of outstanding ordinary shares.

(2)	Represents the additional 700,000 ordinary shares issuable under the Plan.
(3)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(h) and Rule 457(c) promulgated under the Securities Act based on 85% of the average of the high ($153.82) and low ($151.81) prices of ordinary shares on The Nasdaq Stock Market LLC on January 9, 2024. Pursuant to the Plan, the per share purchase price of the ordinary shares reserved for issuance thereunder will be 85% of the lower of (i) the fair market value per ordinary share on the start date for the purchase period or (ii) the fair market value per ordinary share on that purchase date.